SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(b)

(Amendment No. 1)*

Hyal Pharmaceutical Corporation
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

44854D106
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.,
551 Fifth Avenue, 18th Floor, New York, New York  10176, Tel:
(212) 986-6000
Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 12, 1999
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)

          Elliott Associates, L.P., a Delaware Limited
          Partnership

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [x]
     (b)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER

          500

6.   SHARED VOTING POWER

          0

7.   SOLE DISPOSITIVE POWER

          500

8.   SHARED DISPOSITIVE POWER

          0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          500

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES* [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          Less than one-tenth of one percent

12.  TYPE OF REPORTING PERSON*

          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
     This statement is filed
 pursuant to Rule 13d-2(b) with respect to the shares of common stock, without par value (the"Common Stock") of Hyal Pharmaceutical Corporation (the"Issuer") beneficially owned by the Reporting Persons specified herein as of February 12, 1999 and amends and supplements the Schedule 13G dated April 24, 1998 (the
"Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Elliott beneficially owns 500 shares of Common
          Stock.

     (b)  Percent of class:

          Elliott's beneficial ownership of 500 shares of Common Stock constitutes less than one-tenth of one percent of all of the outstanding shares of Common
          Stock.

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote

                    Elliott has sole power to vote or
          direct the vote of 500 shares of Common Stock.

          (ii)  Shared power to vote or to direct the vote

             Not Applicable.

          (iii)  Sole power to dispose or to direct the
          disposition of

                    Elliott has sole power to dispose or
          direct the disposition of 500 shares of Common
          Stock.

          (iv) Shared power to dispose or to direct the disposition of

                    Not Applicable.

     Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 10.  Certification.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated: February 12, 1999 ELLIOTT ASSOCIATES, L.P.


                         By: /s/ Paul E. Singer
                              Paul E. Singer
                              General Partner